EXHIBIT 12. Statement Re: Computation of Ratio of Earnings (Loss) to Fixed Charges
ELI LILLY AND COMPANY AND SUBSIDIARIES

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in millions)
Consolidated pretax income (loss)	$5,408.2	$5,349.5	$6,525.2	$5,357.8	($1,307.6)
Interest(1)	198.8	211.7	211.5	291.5	276.5
Less interest capitalized during the period	(21.0)	(25.7)	(26.0)	(30.2)	(48.2)
Earnings (loss)	$5,586.0	$5,535.5	$6,710.7	$5,619.1	($1,079.3)
Fixed charges	$198.8	$211.7	$211.5	$291.5	$276.5
Ratio of earnings (loss) to fixed charges	28.1	26.1	31.7	19.3	NM(2)
NM – Not Meaningful

[1]
Interest is based upon interest expense reported as such in the consolidated statements of operations and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.

[2]
For such ratio, earnings were $1.31 billion less than fixed charges. The loss for the year ended December 31, 2008, included special charges of $1.48 billion related to the settlement of a U.S. government investigation of our marketing practices for Zyprexa, and acquired in-process research and development expense of $4.69 billion associated with the ImClone acquisition.